UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 001-07155

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

R.H. Donnelley 401(k) Savings Plan (formerly the R.H. Donnelley Profit Participation Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.H. Donnelley Corporation, 1001 Winstead Drive, Cary, NC 27513

R.H. DONNELLEY
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the R.H. Donnelley 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the R.H. Donnelley 401(k) Savings Plan (formerly the R.H. Donnelley Profit Participation Plan) (the “Plan”) at December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhousecoopers LLP

Raleigh, North Carolina
June 17, 2005

R.H. DONNELLEY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
(amounts in thousands)	2004	2003

ASSETS

Investments, at fair value
Mutual funds	$31,574	$27,517
R.H. Donnelley Common Stock	10,151	6,546
Loans to Participants	977	783
Interest bearing cash	201	167
Common/Collective Trust	16,158	16,702

Total Investments	59,061	51,715

Receivables
Employer contributions	69	—
Participant contributions	196	—

Total Receivables	265	—

Total Assets	59,326	51,715

LIABILITIES

Excess contributions payable	(59)	(106)

Total Liabilities	(59)	(106)

NET ASSETS AVAILABLE FOR BENEFITS	$59,267	$51,609

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
(amounts in thousands)	2004	2003

Additions:
Investment income
Interest and dividends	$1,324	$1,208
Net realized and unrealized appreciation in fair value of investments	5,931	7,586

Total investment income	7,255	8,794

Contributions
Employer contributions	1,438	1,162
Participant contributions	4,300	3,131
Rollovers and other	686	1,065

Total contributions	6,424	5,358

Total additions	13,679	14,152

Deductions:
Distributions to Participants	6,009	4,295
Plan expenses	12	11

Total deductions	6,021	4,306

Net increase in net assets	7,658	9,846

Net assets available for benefits at beginning of period	51,609	41,763

NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD	$59,267	$51,609

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY 401(k) SAVINGS PLAN

Notes to the Financial Statements
December 31, 2004

Note 1. Plan Description

Overview

The R.H. Donnelley 401(k) Savings Plan (formerly the R.H. Donnelley Profit Participation Plan) (the “Plan”) is a defined contribution plan established to provide eligible employees of R.H. Donnelley Corporation and its subsidiaries (the “Company”) a way to save on a regular and long-term basis. R.H. Donnelley Corporation is a leading yellow pages publisher and directional media company in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2004 and 2003 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan (“Participants”) should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. In addition, certain changes are being made to the Plan effective July 1, 2005, of which employees have been informed. See Note 6, “Subsequent Events.”

Eligibility and Contributions

Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the first payroll period which commences after such part-time employee completes the service requirement.

Participants may contribute up to a maximum of 16% (in whole percent increments) of their eligible compensation or the maximum before-tax contributions allowed by the Internal Revenue Code (“IRC”), whichever is less, during the Plan year. The IRC limit on before-tax contributions for 2004 and 2003 was $13,000 and $12,000, respectively. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the “Act”), covered compensation for purposes of determining Participant contributions was limited to $205,000 for 2004 and $200,000 for 2003. Participant contributions may be made from before-tax and/or after-tax earnings.

The Company makes a matching contribution of 50 cents for each dollar contributed by an employee up to a maximum of 6% of the employee’s compensation.

Vesting and Investment Options

Participant contributions are fully vested when made. A Participant is fully vested in the Company contribution portion of their account after three years of service with the Company, upon attaining age 65 or in the event of death or disability.

Participants are allowed to allocate their contributions and Company contributions to various investment options available under the Plan and may change their allocations at any time. Participants are not permitted to invest more than 50% of their contributions in the R.H. Donnelley Common Stock Fund.

Distributions and Forfeitures

Participants who leave the Company and have an account balance greater than $5,000 may take an immediate lump sum distribution or defer the lump sum distribution to a later date. Participants who leave the Company and have an account balance less than $5,000 must take an immediate lump sum distribution. Those Participants who retire or become permanently disabled, and have an account balance in excess of $5,000, also have the option to elect various forms of deferred distribution.

Participants whose employment with the Company terminates before completing three years of service forfeit the Company contribution portion of their account. Forfeited amounts reduce future Company contributions. Amounts forfeited for the years ended December 31, 2004 and 2003 totaled $64,800 and $27,400, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence and are secured by the balance in the Participant’s account. Loans bear interest at the

Prime rate, as quoted in the Wall Street Journal as of the last day of the month immediately preceding the receipt of the loan application, plus 2%. At December 31, 2004 and 2003, interest rates for outstanding loans ranged from 4.25% to 10.50%. Principal and interest payments are payable ratably through payroll deductions.

Rollovers

Employees are permitted to roll over eligible pre-tax contributions from certain retirement plans. On January 3, 2003, the Company acquired all the outstanding common stock of the various entities comprising Sprint Publishing & Advertising. At that time, the Company hired a significant number of Sprint employees resulting in a high volume of rollover activity during 2003.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Investments in mutual funds are based on net asset value. R.H. Donnelley Common Stock is valued on a daily basis at its quoted market price on The New York Stock Exchange. Participant loans are valued at their outstanding balances, which approximates fair value.

The Fidelity Managed Income Portfolio (the “Portfolio”) is an open-end commingled pool that is valued on a daily basis at its close on The New York Stock Exchange. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain this value.

Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of Plan investments consists of realized and unrealized gains and losses. Net unrealized appreciation or depreciation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions.

Contributions and Distributions

Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period. Distributions to Participants are recorded when paid.

Expenses and Administrative Costs

Transaction and investment manager fees related to the Plan are charged against Plan assets. The Company pays trustee fees and other miscellaneous expenses of administering the Plan. Expenses paid by the Company on behalf of the Plan totaled $191,344 and $81,330 for the years ended December 31, 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the Company has not expressed any intent to do so, it may discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination. See Note 6, “Subsequent Events” regarding the planned merger of the Plan with the DonTech Profit Participation Plan, which will not constitute a termination of the Plan.

Note 3. Investment Funds

During 2004 and 2003, Participants of the Plan could elect to have their contributions and the Company contributions invested in one or more of the following investment funds.

Fidelity Puritan Fund	A balanced fund that invests in both stocks and bonds with the potential of income and long-term growth. Provides income and capital growth consistent with reasonable risk.

Fidelity Equity Income Fund	Invests primarily in income-producing common and preferred stocks and bonds. Provides reasonable income while considering the potential for capital appreciation.

Fidelity Spartan U.S. Equity Index Fund	Invests in the companies that are included in the Standard & Poor’s 500 Index (“S&P 500”). The fund strategy is to match the performance of the S&P 500.

Fidelity Spartan Extended Market Index Fund	Invests in companies that are included in the Wilshire 4500 Index. The fund strategy is to provide investment results that correspond to the total returns of stocks of small and mid-cap U.S. companies.

Fidelity Blue Chip Growth Fund	Seeks growth through capital appreciation by investing primarily in equity securities of well-known, established blue chip companies.

Fidelity Diversified International Fund	Seeks growth through capital appreciation by investing in the securities, primarily common stock, of non-U.S. companies.

Franklin Small Cap Growth Fund I	Invests primarily in equity securities of U.S. small capitalization companies (capitalization of less than $1.5 billion) and mid capitalization companies (capitalization of less than $8.5 billion).

R.H. Donnelley Common Stock Fund	Invests in the common stock of R.H. Donnelley Corporation.

Managed Income Fund	Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities. The Managed Income Fund was available until January 2, 2003, at which time the assets were reallocated to Fidelity Managed Income Portfolio.

Fidelity Managed Income Portfolio	An open-ended commingled pool dedicated exclusively to the management of assets of employee benefit plans. Invests in investment contracts issued by insurance companies and other financial institutions and in certain types of fixed income securities. The average interest rate for the years ended December 31, 2004 and 2003 was 3.97% and 4.47%, respectively.

The value of Plan investments was as follows:

	December 31,
(amounts in thousands)	2004		2003

Fidelity Puritan Fund	$3,735	*	$2,835	*
Fidelity Equity Income Fund	2,403		1,692
Fidelity Spartan U.S. Equity Index Fund	13,273	*	13,327	*
Fidelity Spartan Extended Market Index Fund	2,550		2,052
Fidelity Blue Chip Growth Fund	3,393	*	2,888	*
Fidelity Diversified International Fund	3,855	*	2,909	*
Franklin Small Cap Growth Fund I	2,365		1,813
R.H. Donnelley Common Stock Fund	10,151	*	6,547	*
Fidelity Managed Income Portfolio	16,158	*	16,702	*
Participant loans	977		783
Interest bearing cash	201		167

Total investments, at fair value	$59,061		$51,715

*	Investments represent more than 5% of total Plan assets as of the end of the year.

Net realized and unrealized appreciation for Plan investments were as follows:

	Year ended December 31,
(amounts in thousands)	2004	2003

Fidelity Puritan Fund	$96	$378
Fidelity Equity Income Fund	124	313
Fidelity Spartan U.S. Equity Index Fund	1,070	2,793
Fidelity Spartan Extended Market Index Fund	365	590
Fidelity Blue Chip Growth Fund	158	485
Fidelity Diversified International Fund	590	791
Franklin Small Cap Growth Fund I	266	444
R.H. Donnelley Common Stock Fund	3,262	1,792

Net realized and unrealized appreciation	$5,931	$7,586

Note 4. Tax Status

The Internal Revenue Service (“IRS”) informed the Company in a letter dated April 20, 2005, that the Plan was designed in accordance with applicable requirements of the IRC. The Plan administrator and the Plan’s tax advisor believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5. Related Party Transactions

During the year ended December 31, 2004, the Plan purchased 49,587 shares valued at $4,806,274 and sold 37,746 shares with proceeds of $1,167,107 of R.H. Donnelley common stock. During the year ended December 31, 2003, the Plan purchased 37,497 shares valued at $2,709,982 and sold 47,385 shares with proceeds of $1,148,533 of R.H. Donnelley common stock.

Plan assets include mutual funds and a managed income fund managed by Fidelity Management Trust Company. A substantial portion of the income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

Interest and dividends in these funds, and Participant loan interest, for the years ended December 31, 2004 and 2003 were as follows:

(amounts in thousands)	2004	2003

Fidelity Puritan Fund	$205	$105
Fidelity Equity Income Fund	104	50
Fidelity Blue Chip Growth Fund	31	15
Fidelity Diversified International Fund	28	35
Fidelity Spartan Extended Market Index Fund	18	10
Fidelity Spartan U.S. Equity Index Fund	238	182
Managed Income Fund	—	4
Fidelity Managed Income Portfolio	637	729

Total	1,261	1,130
Participant loan interest	63	78

Total	$1,324	$1,208

Note 6. Subsequent Events

Effective January 1, 2005, the R.H. Donnelley Profit Participation Plan was renamed the R.H. Donnelley 401(k) Savings Plan.

In April 2005, the Board of Directors of The DonTech II Partnership authorized and approved the merger of its Profit Participation Plan with and into the R.H. Donnelley 401(k) Savings Plan. The effective date of the merger is July 1, 2005.

Effective July 1, 2005, the particular investment options available under the Plan will be modified and the number of investment options available under the Plan will be increased.

R.H. DONNELLEY 401(k) SAVINGS PLAN (Plan 002, EIN 13-2740040)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of investment,
		including maturity date, rate
	(b) Identity of issue, borrower,	of interest, collateral, par,
(a)	lessor or similar party	or maturity value	(d) Cost		(e) Current Value

*	Fidelity Puritan Fund	Mutual Fund Shares	$	**	$3,735,427
*	Fidelity Equity Income Fund	Mutual Fund Shares		**	2,403,311
*	Fidelity Blue Chip Growth Fund	Mutual Fund Shares		**	3,393,003
*	Fidelity Diversified International Fund	Mutual Fund Shares		**	3,854,910
*	Fidelity Spartan Extended Market Index Fund	Mutual Fund Shares		**	2,550,232
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund Shares		**	13,272,449
*	Franklin Small Cap Growth Fund I	Mutual Fund Shares		**	2,365,012

		Subtotal			31,574,344

*	Fidelity Managed Income Portfolio	Common/Collective Trust		**	16,158,140

*	R.H. Donnelley Common Stock	Common Stock Shares		**	10,150,695

*	Fidelity Institutional Cash Portfolio	Interest Bearing Cash		**	200,793

*	Participant Loans	Rates 4.25% - 10.50%, due through April 2014		**	976,647

		Total Assets Held at End of Year			$59,060,619

*	Represents a party-in-interest
**	Cost is not presented, as investments are Participant directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

R.H. DONNELLEY 401(k) SAVINGS PLAN

Date: June 28, 2005	By:	/s/ Steven M. Blondy

Steven M. Blondy Senior Vice President and Chief Financial Officer